
10016348

PRICER

PRESS RELEASE

from Pricer AB (publ) September 8th 2010

Schiever rolls out ESL in all 74 supermarkets

Groupe Schiever, a French retail group and affiliate of the Auchan group, has decided to roll out Pricer Electronic Shelf Label in all 74 Atac supermarkets. The first 20 stores will be installed by year end and the rollout will be completed by end 2011. The total contract value is 45 MSEK.

"Schiever's decision is a major win for Pricer," says Fredrik Berglund, CEO at Pricer, "especially when considering that this retailer has installed ESL from another ESL supplier in its 7 hypermarkets. In a competitive French retail environment, Schiever wanted to implement a more aggressive pricing policy," continues Mr Berglund. "Pricer's high speed ESL system, based on infrared communication, is seen as the best solution to their needs."

"We have made the decision in favor of the Pricer solution" confirms Gilles Roux, Director of IT and Organization at Schiever. "The Pricer ESL System is clearly able to offer the best functionalities to manage the Schiever pricing policy as well as optimize stock information at the shelf edge" adds Mr Roux.

About Groupe Schiever

Groupe Schiever is a grouping of independent stores, founded in 1871 in Avallon, France. The group reported a consolidated turnover of 1.3 billion € 2009. Group Schiever operates today 7 Auchan hypermarkets, 74 Atac supermarkets and Maximarché convenience stores. It also includes the Flunch restaurants, Kiabi clothing stores and Weldom do-it-yourself stores.

For further information, please contact:
Fredrik Berglund, CEO, or Harald Bauer, CFO, Pricer AB: +46 8 505 582 00

Pricer provides the retail industry's leading electronic display and Electronic Shelf Label (ESL) platform, solutions, and services for intelligently communicating, managing, and optimizing price and product information on the retail floor. Pricer is the only company today offering a communication platform that supports both segment based ESL and pixel-based ESL. The platform is based on a two-way communication protocol to ensure a complete traceability and effective management of resources. The Pricer system significantly improves consumer benefit and store productivity by simplifying work in the store.
Pricer, founded in 1991 in Uppsala, Sweden, offers the most complete and scalable ESL solution. Pricer has about 5,800 installations in more than 40 countries with the largest ESL world market share. Customers include many of the world's top retailers and some of the foremost retail chains in Europe, Japan and the USA. Pricer, in co-operation with qualified partners, offers a totally integrated solution together with supplementary products, applications and services.

Pricer AB (publ.) is quoted on the Nordic Small Cap list of OMX. For further information, please visit www.pricer.com

Pricer AB (publ)
Bergkällavägen 20-22
SE-192 79 Sollentuna
Sweden

Website: www.pricer.com
Telephone: +46 8 505 582 00
Corporate Identity number: 556427-7993